FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and General Manager of
Corporate Financial & Business Systems Administration Group

Date: October 28, 2010

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Revision of Financial Forecast for the Fiscal Year Ending March 31, 2011

2.	Accounting for Additional Loss Associated with Corporate Reorganization Procedures of WILLCOM, Inc.

October 28, 2010

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial & Business Systems Administration Group (Tel: +81-75-604-3500)

Revision of Financial Forecast

for the Fiscal Year Ending March 31, 2011

This is to advise you that the financial forecast for the fiscal year ending March 31, 2011 (“fiscal 2011”), which was published on April 27, 2010, is revised as set forth below, taking into consideration the recent performance of the Company:

1. Revision of consolidated financial forecast for fiscal 2011

(April 1, 2010 to March 31, 2011)

(Yen in millions, except per share amounts)

	Net sales	Profit from operations	Income before income taxes	Net income attributable to shareholders of Kyocera Corporation	Earnings per share attributable to shareholders of Kyocera Corporation
Forecast previously published (A)	1,200,000	122,000	132,000	85,000	463.16
Revision made (B)	1,260,000	147,000	160,000	105,000	572.15
Amount of increase or decrease (B - A)	60,000	25,000	28,000	20,000	—
Ratio of increase or decrease (%)	5.0	20.5	21.2	23.5	—
(c.f.) Results for previous fiscal year (Annual Period ended March 31, 2010)	1,073,805	63,860	60,798	40,095	218.47

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Note:

Forecasts of earnings per share attributable to shareholders of Kyocera Corporation were changed from ¥463.15 as announced on April 27, 2010 to ¥463.16 on July 29, 2010 based on the diluted average number of shares outstanding during the three months ended June 30, 2010.

2. Reason for Revision

During the first half of fiscal 2011, the Component Business and the Equipment Business recorded sales and profit beyond expectations at the beginning of fiscal 2011. With respect to the second half of fiscal 2011 (October 1, 2010 to March 31, 2011), Kyocera expects a continuing yen’s appreciation coupled with certain unstable aspects of economic trends worldwide. However, consolidated sales and profit for fiscal 2011 will exceed the forecasts previously announced, mainly due to an increase in demand for digital consumer equipment and industrial machinery, etc, and an increase in sales in the Telecommunications Equipment Group.

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October 28, 2010

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial & Business Systems Administration Group (Tel: +81-75-604-3500)

Accounting for Additional Loss Associated with

Corporate Reorganization Procedures of WILLCOM, Inc.

Reference is made to the announcement entitled “Accounting for Loss Associated with Corporate Reorganization Procedures of WILLCOM, Inc.” dated April 27, 2010, in which Kyocera Corporation (the “Company”) informed you of the amount of losses relating to the credits to WILLCOM, Inc. (“WILLCOM”). The Company hereby gives notice that it has identified additional losses as a result of a re-examination based on the reorganization plans submitted by WILLCOM to the Tokyo District Court on October 14, 2010 as set forth below.

1.	Outline of Losses

Loss from bad debts, etc.: 708 million yen

2.	Impact on Performance

The above has been reflected in the consolidated results of the Company for the second quarter (the three months from July 1, 2010 to September 30, 2010) of the fiscal period ending March 31, 2011, announced as of the date hereof.

3.	Forecasts

The above amount reflects the Company’s current estimate of losses and remains subject to further modification pursuant to reorganization plans for WILLCOM to be decided in the future.

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(Reference: The release dated April 27, 2010)

April 27, 2010

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

Accounting for Loss Associated with Corporate Reorganization Procedures of WILLCOM, Inc.

Reference is made to the announcement entitled “Possible Inability to Collect or Delay in Collection of Accounts Receivable from WILLCOM, Inc.” dated February 18, 2010. Kyocera Corporation (the “Company”) hereby gives notice that the amount of loss relating thereto has now been estimated as set forth below.

1.	Outline of Losses

Loss from bad debts, etc.: 8,961 million yen

2.	Impact on Performance

The above has been reflected in the consolidated results of the Company for the fiscal period ended March 31, 2010.

3.	Forecasts

The above amount reflects the Company’s current estimate of losses and remains subject to further modification pursuant to reorganization plans for WILLCOM, Inc. to be decided in the future.

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